Clark Corporate Law Group llp		3273 E. Warm Springs Las Vegas, NV 89120 200 S. Virginia St., 8th Floor Reno, NV 89501
Bryan R. Clark^	Scott P. Doney	Telephone: 702-312-6255
Christopher T. Clark	Joe Laxague	Facsimile: 702-944-7100
Richard T. Cunningham^^		Email: jlaxague@clarkcorporatelaw.com

October 28, 2014

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Larry Spirgel

Re:	iWallet Corporation Amendment No. 1 Registration Statement on Form S-1 Filed October 17, 2014 File No. 333-198610

Dear Mr. Spirgel:

I write on behalf of iWallet Corporation, (the “Company”) in response to Staff’s letter of October 24, 2014, by Larry Spirgel, Assistant Director, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 1 Registration Statement on Form S-1, filed October 17, 2014, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

general

1.                   Please amend your filing to include all signatures required by Instruction 1. of Form S-1.

In response to this comment, Company has included an amended signature for Mr. Chadsey reflecting his status as Principal Executive Officer and Principal Accounting and Financial Officer, as well as his titles of CEO and Director.

Directors and Executive Officers, page 24

2.                   We note your revised disclosure on page 24 in response to comment 5 of our prior letter. Please revise your disclosure to delete, if true, references to the management conducting a search for a highly qualified individual to join the company as CEO.

In response to this comment, the Company has deleted this reference from page 24 (this language had remained in the prior amendment as the result of an error).

^Licensed in Colorado and District of Columbia

^^ Also admitted in Washington

Executive Compensation

Compensation Discussion and Analysis, page 25

3.                   We note your response to comment 6 of our prior letter. Please include the substance of your response in your filing.

In response to this comment, the Company had already included the following language in this section:

“Accruals will be recorded for any wages owed to Mr. Cabouli and Mr. LaCalle in the event that there is not enough cash to meet payroll requirements.”

Narrative Disclosure to the Summary Compensation Table, page 26

4.                   We note your disclosure that there are currently no employment or compensation agreements in place with any of your named executive offers. However, your disclosure on page 25 references compensation agreements with Mr. LaCalle and Mr. Chadsey. Please advise or revise your disclosure as appropriate.

In response to this comment, the Company has deleted this language and added the following additional language at this location:

“Our current compensation arrangements with our executive officers are as set forth above.”

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

/s/ Joe Laxague

Joe Laxague, Esq.

Enclosure (Acknowledgment by the Company)

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iWallet Corporation

7394 Trade Street

San Diego, CA, 92121

Via EDGAR

October 28, 2014

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Larry Spirgel, Assistant Director

Re:	iWallet Corporation Amendment No. 1 Registration Statement on Form S-1 Filed October 17, 2014 File No. 333-198610

Dear Mr. Spirgel:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated October 24, 2014 by Larry Spirgel, Assistant Director of the Commission’s Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

iWallet Corporation.

/s/ Jack B. Chadsey

By:	Jack B. Chadsey
Chief Executive Officer

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